

June 4, 2014

Via Facsimile
Mr. William F. Oplinger
Chief Financial Officer
Alcoa Inc.
390 Park Avenue
New York, NY 10022-4608

      Re: Alcoa Inc.
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 13, 2014
             File No. 1-3610

Dear Mr. Oplinger,

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ W. John Cash

                                  W. John Cash
                                  Branch Chief